                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Nucentrix Broadband Networks, Inc.
                       ----------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  670198 10 0
                                 --------------
                                 (CUSIP Number)


                                 June 24, 1999
                                 -------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Quaker Capital Management Corporation

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)      [X]
          (b)      [ ]

3)       SEC USE ONLY
                     ----------------------------------------------------------

4)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER
          897,637

6)       SHARED VOTING POWER
          94,876

7)       SOLE DISPOSITIVE POWER
          980,683

8)       SHARED DISPOSITIVE POWER
          480,026

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,460,709

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          14.5%*

12)      TYPE OF REPORTING PERSON
          IA

-----------------

* Based on 10,052,960 shares outstanding as of June 23, 1999


                               Page 2 of 10 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Quaker Capital Partners I, L.P.

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [ ]

3)      SEC USE ONLY
                    -----------------------------------------------------------

4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)      SOLE VOTING POWER
         897,637(1)

6)      SHARED VOTING POWER
         -0-

7)      SOLE DISPOSITIVE POWER
         897,637(1)

8)      SHARED DISPOSITIVE POWER
         -0-

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         897,637

10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.9%*

12)     TYPE OF REPORTING PERSON
         PN

---------------

(1) Power is exercised by Quaker Capital Management Corporation as the sole general partner of Quaker Premier, L.P., which is the sole general partner of Quaker Capital Partners I, L.P.

* Based on 10,052,960 shares outstanding as of June 23, 1999


                               Page 3 of 10 Pages

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                                  SCHEDULE 13G
                              CUSIP NO. 670198 10

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Quaker Premier, L.P.

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [ ]

3)      SEC USE ONLY
                    -----------------------------------------------------------

4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)      SOLE VOTING POWER
         897,637(1)

6)      SHARED VOTING POWER
         -0-

7)      SOLE DISPOSITIVE POWER
         897,637(1)

8)      SHARED DISPOSITIVE POWER
         -0-

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         897,637

10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.9%*

12)     TYPE OF REPORTING PERSON
         PN

-----------------

(1) In its capacity as sole general partner of Quaker Capital Partners I, L.P., which directly owns the shares. Power is exercised by Quaker Capital Management Corporation, which is the sole general partner of Quaker Premier, L.P.

* Based on 10,052,960 shares outstanding as of June 23, 1999


                               Page 4 of 10 Pages
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                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


        This Amendment No. 1 to Schedule 13G (the "Amendment") is being filed by Quaker Capital Management Corporation ("QCMC"), Quaker Capital Partners I, L.P. ("QCPI"), and Quaker Premier, L.P. ("QP"), to amend the cover page for each of QCMC, QCPI and QP and items 4 and 6 of the original Schedule 13G dated April
10, 1999 (the "Original Schedule 13G"), to reflect (i) QCMC's ceasing to act as an investment advisor, effective as of June 24, 1999, with respect to one client that held 65,599 shares of the class of securities to which the Original
Schedule 13G relates, and (ii) the inadvertent overstatement in the Original
Schedule 13G of shares beneficially owned by each of QCMC, QCPI and QP, which overstatement was caused by a mathematical error, as well as to supplement the information in Items 4 and 6 of the Original Schedule 13G regarding the ownership of certain shares reported in the Original Schedule 13G. The remaining portions of the Original Schedule 13G remain unchanged.

        The cover page for each of QCMC, QCPI and QP are amended to read as set forth on page 2, 3 and 4, respectively, of this Amendment.

        Items 4 and 6 of the Original Schedule 13G are amended to read in their entirety as set forth below.

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:

             In connection with the corporate restructuring of the issuer under Chapter 11 of the United States Bankruptcy Code (the "Restructuring"), which became effective as of April 1, 1999, all of the common stock of the issuer outstanding as of April 1, 1999, was canceled and newly issued shares of common stock of the issuer were distributed to the holders of the issuer's old senior notes and convertible notes. Each of the reporting persons directly or indirectly acquired its common stock in the Restructuring in exchange for the cancellation of the issuer's old senior notes held by such reporting person. Quaker Capital Partners I, L.P. is the direct beneficial owner of 897,637 shares of common stock of the issuer. Quaker Premier, L.P. is the sole general partner of Quaker Capital Partners I, L.P., and, as such, may be deemed to beneficially own the 897,637 shares of common stock held by Quaker Capital Partners I, L.P. Quaker Capital Management Corporation is the sole general partner of Quaker Premier, L.P., and, as such, may be deemed to beneficially own the 897,637 shares of common stock held by Quaker Capital Partners I, L.P. Quaker Capital Management Corporation also may be deemed to beneficially own (i) 480,026 shares of common stock which are held by a variety of Quaker Capital Management Corporation's investment advisory clients and (ii) 83,046 shares of common stock held by Ridgeview Partners (41,523 shares) and the Carol
        S. Schoeppner Trust FBO Mark G. Schoeppner (41,523 shares).

        (b)  Percent of class:

             See item 11 of pages 2-4 of this Schedule 13G.

        (c)  Number of shares as to which such person has:


                               Page 5 of 10 Pages

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                                  SCHEDULE 13G
                              CUSIP NO. 670198 10

          (i)  sole power to vote or to direct the vote:

               See item 5 of pages 2-4 of this Schedule 13G.

          (ii) shared power to vote or to direct the vote:

               See item 6 of pages 2-4 of this Schedule 13G.

          (iii) sole power to dispose or to direct the disposition of:

               See item 7 of pages 2-4 of this Schedule 13G.

          (iv) shared power to dispose or to direct the disposition of:

               See item 8 of pages 2-4 of this Schedule 13G.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        480,026 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Persons, which clients are entitled to receive dividends on or the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

        83,046 of the shares with respect which this report is filed are owned by other persons as described in clause (ii) of item 4(a) of this Schedule 13G, which direct owners are entitled to receive dividends from, or the proceeds from the sale of, such shares. Neither of such direct holders is known to own more than 5% of the class.


                               Page 6 of 10 Pages

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                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 30, 1999

                                          QUAKER CAPITAL MANAGEMENT CORPORATION



                                          By: /s/ MARK G. SCHOEPPNER
                                              ----------------------------------
                                              Mark G. Schoeppner, President





                               Page 7 of 10 Pages

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                                  SCHEDULE 13G
                              CUSIP NO. 670198 10

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 30, 1999

                                     QUAKER CAPITAL PARTNERS I, L.P.

                                     By: Quaker Premier, L.P., its general
                                         partner

                                     By: Quaker Capital Management
                                         Corporation, its general partner



                                         By: /s/ MARK G. SCHOEPPNER
                                             -----------------------------------
                                             Mark G. Schoeppner,
                                             President





                               Page 8 of 10 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 30, 1999

                                           QUAKER PREMIER, L.P.

                                           By: Quaker Capital Management
                                               Corporation, its general partner



                                               By: /s/ MARK G. SCHOEPPNER
                                                  -----------------------------
                                                  Mark G. Schoeppner,
                                                  President






                               Page 9 of 10 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 670198 10


                             JOINT FILING AGREEMENT


         Previously filed with the Schedule 13G dated April 10, 1999, filed by the Reporting Persons.






                              Page 10 of 10 Pages